Mail Stop 4561

May 19, 2010

Mr. Victor Viegas
Chief Executive Officer and Director
Immersion Corporation
801 Fox Lane
San Jose, CA 95131

> **Re: Immersion Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 30, 2010**
> **File No. 000-27969**

Dear Mr. Viegas:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Part I

Item 1A. Risk Factors

"A limited number of customers account for a significant portion of our revenue, and the loss of major customers could harm our operating results," page 24

1.   We note that three customers accounted for more than 10% each of your total net revenues for the fiscal year 2009. We also note that since our previous review of your Form 10-K for the fiscal year 2007, in which we focused on the contractual nature of your relationships between you and your 10% customers, one customer has consistently accounted for more than 10% of your total revenues in the last three fiscal years. Please disclose the names of these customers who represent more than 10% of your total revenues or tell us why you think that disclosure is not required. Refer to Item 101(c)(1)(vii) of Regulation S-K. Tell us what consideration you have given to discussing the material terms of the agreements with these customers in your business description section, given that one particular customer has accounted for more than 10% of your total revenues in the last three consecutive fiscal years.

Part II.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Overview, page 36

2.   We note your disclosure of inventory write offs primarily consisting of physical count to book adjustments of medical equipment parts and fixed asset write offs of demo equipment primarily resulting from a reconciliation of the fixed asset records to the physical inventory. In light of your identification of a material weakness related to tracking of inventory and fixed assets, please explain to us how you determined that these write-offs should not have been recognized in prior periods and treated as error corrections. In addition, clarify whether the $1.3 million of inventory obsolescence and scrap expenses primarily of medical equipment parts was attributable to the identified material weakness.

Mr. Victor Viegas
Immersion Corporation
May 19, 2010
Page 3

Part IV

Signatures

Power of Attorney, page 94

3.   Your disclosure refers to Amendment No. 1 to your Annual Report on Form 10-
        K, which does not appear to pertain to this filing. Please update and revise
        accordingly. Also, as noted in our letter to you dated June 27, 2008, your Form
        10-K must be signed by your controller or principal accounting officer, in
        addition to your principal executive officer and principal financial officer. See
        General Instruction D(2)(a) to Form 10-K.

                                    * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Stephani Bouvet at (202) 551-3545 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief